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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT #1)
                              Cerprobe Corporation
                                (Name of Company)

                          Common Stock, $0.05 par value
                         (Title of Class of Securities)

                                    156787103
                                 (CUSIP Number)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                       Kulicke and Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
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CUSIP No. 156787103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Kulicke and Soffa Industries, Inc.

2.       Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.       SEC Use Only


4.       Source of Funds           WC


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization        Pennsylvania

Number of
Shares
Beneficially
Owned by            7.       Sole Voting Power          8,993,156
Each
Reporting
Person With

                    8.       Shared Voting Power               -0-

                    9.       Sole Dispositive Power     8,993,156

                   10.       Shared Dispositive Power          -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  8,993,156

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.      Percent of Class Represented by Amount in Row (11)       93.9%

14.      Type of Reporting Person            CO
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CUSIP No.  156787103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Cardinal Merger Sub., Inc.

2.       Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.       SEC Use Only

4.       Source of Funds                AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization          Delaware

Number of
Shares
Beneficially
Owned by            7.     Sole Voting Power              8,993,156
Each
Reporting
Person With

                    8.     Shared Voting Power                   -0-

                    9.     Sole Dispositive Power         8,993,156

                   10.     Shared Dispositive Power              -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  8,993,156

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.      Percent of Class Represented by Amount in Row (11)       93.9%

14.      Type of Reporting Person                       CO
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         This Amendment No. 1 amends and supplements the Schedule 13D (the
"Schedule 13D") originally filed with the Securities and Exchange Commission on October 23, 2000 by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("K&S"), and Cardinal Merger Sub., Inc., a Delaware corporation and a wholly-owned subsidiary of K&S ("Merger Sub"), relating to (i) the Agreement and Plan of Merger, dated as of October 11, 2000 (the "Merger Agreement"), by and among K&S, Merger Sub and Cerprobe Corporation, a Delaware corporation (the "Company"), (ii) those certain Affiliate Tender Agreements (collectively, the "Affiliate Tender Agreements") by and between K&S and certain stockholders of the Company who are affiliates of the Company (the "Stockholders"), and (iii) the Stock Option Agreement, dated as of October 11, 2000 (the "Stock Option Agreement"), by and between K&S and the Company.

         The Merger Agreement provides for, among other things, the (1) offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.05 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and collectively with the Common Stock, the "Shares") of the Company at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000 and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), and (2) the subsequent merger of Merger Sub with and into the Company (the "Merger"). The Affiliate Tender Agreements provides for, among other things, the tender by each Stockholder into the Offer of all of the Shares beneficially owned by such Stockholder or certain affiliates of such Stockholder. Under the Stock Option Agreement, upon the occurrence of certain triggering events, the Company granted K&S an irrevocable option to purchase from the Company up to 19.9% of the number of Shares outstanding on October 11, 2000 (subject to certain adjustments) at an initial exercise price of $20.00.

ITEM 4.  PURPOSE OF TRANSACTION


         At midnight on November 22, 2000, the Offer expired. On November 24, 2000, in accordance with the Merger Agreement, Merger Sub accepted for payment 8,858,449 Shares (approximately 92.5% of all outstanding Shares) in the Offer. On November 28, 2000, in accordance with the Merger Agreement, Merger Sub accepted for payment an additional 134,707 Shares (approximately 1.4% of all outstanding Shares) in the Offer that were previously subject to Notices of Guaranteed Delivery. K&S, Merger Sub and the Company will now proceed to complete, in the near future, the Merger pursuant to which K&S will acquire the remaining outstanding Shares for $20.00 per Share in cash, subject to appraisal rights. If the Merger is consummated, (i) the Company will become a wholly-owned subsidiary of K&S, (ii) the Company's board of directors and management will be replaced with the board of directors and management of Merger Sub, and (iii) the Company's Certificate of Incorporation and By-Laws will be replaced with the Certificate of Incorporation and Bylaws of Merger Sub. In addition, upon the consummation of the Merger, K&S expects to halt the trading of the Shares on the Nasdaq National Market or any other exchange and to de-register the Shares from the Securities Exchange Act of 1934, as amended.

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ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         As a result of Merger Sub's acceptance of the Shares upon the expiration of the Offer, Merger Sub acquired beneficial ownership of 8,993,156 Shares, or 93.9% of the total outstanding Shares. Merger Sub has sole voting and sole dispositive power with respect to such Shares.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

         Exhibit 1 -       Name, Business, Address and Present Principal
                           Occupation of Each Executive Officer and Director of
                           K&S and Merger Sub.*

         Exhibit 2 -       Agreement and Plan of Merger dated as of October 11,
                           2000 by and among K&S, Merger Sub, and Company.*

         Exhibit 3 -       Stock Option Agreement, dated October 11, 2000, by
                           and among K&S and Company.*

         Exhibit 4 -       Form of Affiliate Tender Agreement, dated as of
                           October 11, 2000, between K&S and Stockholders.*


         Exhibit 5 -       Joint Filing Agreement, dated as of November 30,
                           2000, by and among K&S and Merger Sub.



         Exhibit 6 -       Amended and Restated Loan Agreement between K&S
                           and PNC Bank, N.A., dated March 26, 1998, filed as
                           Exhibit 10(a) to K&S's quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.*

*  Previously filed.
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated  November 30, 2000



KULICKE AND SOFFA INDUSTRIES, INC.

By: /s/ Clifford G. Sprague
    --------------------------------------
      Name:  Clifford G. Sprague
      Title:    Chief Financial Officer


CARDINAL MERGER SUB., INC.

By: /s/ Clifford G. Sprague
    --------------------------------------
    Name:  Clifford G. Sprague
    Title:    Vice President
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                                Index to Exhibits


         Exhibit 1 -       Executive Officers and Directors of the Reporting
                           Persons*

         Exhibit 2 -       Agreement and Plan of Merger *

         Exhibit 3 -       Stock Option Agreement*

         Exhibit 4 -       Form of Affiliate Tender Agreement*


         Exhibit 5 -       Joint Filing Agreement, dated as of November 30,
                           2000, by and among the K&S and Merger Sub


         Exhibit 6 -       Amended and Restated Loan Agreement between K&S
                           and PNC Bank, N.A., dated March 26, 1998, filed as
                           Exhibit 10(a) to K&S's quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.*

*  Previously filed.